August 21, 2012 Via EDGAR

ATTORNEYS AT LAW

777 East Wisconsin Avenue, Suite 3800

Milwaukee, Wisconsin 53202-5306

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5596

pfetzer@foley.com Email

CLIENT/MATTER NUMBER

090083-0101

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	IndexIQ Active ETF Trust

Ladies and Gentlemen:

On behalf of IndexIQ Active ETF Trust, a Delaware statutory trust (the “Trust”), we are transmitting for filing the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), including the exhibits thereto, other than those exhibits to be filed by amendment, relating to the proposed issuance and sale of units of beneficial interest (such units of beneficial interest being hereinafter referred to as “Shares”) in the Trust representing Shares in the Trust’s series identified in the Registration Statement (the “Funds”), and the Trust’s proposed operation as an investment company. The Trust already filed today as a separate submission a Form N-8A (Notification of Registration filed pursuant to Section 8(a) of the Investment Company Act of 1940).

The Funds would like to commence operations as soon as possible. Both the Trust and we, as counsel to the Trust, will promptly respond to any requests for additional information and will cooperate to the fullest extent with the Staff in order to ensure a prompt effective date for the Registration Statement.

The consent of the Trust’s independent accountants, which is to be included as an exhibit to the Registration Statement, has been omitted from the Registration Statement being filed, but will be included in a subsequent amendment. The Bank of New York Mellon will act as administrator to the Funds.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing. You may also call Patrick Daugherty at (312) 832-5178.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

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